Exhibit 99.1

MEDIA RELEASE

March 12, 2025

Algoma Steel Group Reports Financial Results for the Three and Nine Months Ended December 31, 2024

Calendar Fourth Quarter Results In-Line with Previously Announced Expectations

Reaffirmed Outlook on Transformative Electric Arc Furnace (EAF) Project, Including First Arc in April

SAULT STE. MARIE, ONTARIO (March 12, 2025) – Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, today announced results for the three and nine month periods ended December 31, 2024. As previously reported, the Company has changed its fiscal year end from March 31 to December 31, resulting in a transitional nine month fiscal reporting period ending December 31, 2024.

Unless otherwise specified, all amounts are in Canadian dollars.

Business Highlights and Calendar 2024 to Calendar 2023 Fourth Quarter Comparisons

•	Consolidated revenue of $590.3 million, compared to $615.4 million in the prior-year quarter.

•	Consolidated loss from operations of $124.8 million, compared to a loss of $36.9 million in the prior-year quarter.

•	Net loss of $66.5 million, compared to net loss of $84.8 million in the prior-year quarter.

•	Adjusted EBITDA loss of $60.3 million and Adjusted EBITDA margin of (10.2%), compared to a loss of $1.0 million and (0.2%) in the prior-year quarter (see “Non-GAAP Measures” below).

•	Cash flows used in operating activities of $76.9 million, compared to a use of $47.4 million in the prior-year quarter.

•	Shipments of 548,802 tons, compared to 516,068 tons in the prior-year quarter.

•	Paid quarterly dividend of US$0.05/share.

Business Highlights and Calendar 2024 to Calendar 2023 Full Year Comparisons

•	Consolidated revenue of $2,461.7 million, compared to $2,852.6 million the prior-year.

•	Consolidated loss from operations of $217.8 million, compared to income of $185.9 million the prior-year.

•	Net loss of $139.0 million, compared to net income of $56.8 million the prior-year.

•	Adjusted EBITDA of $22.3 million and Adjusted EBITDA margin of 0.9%, compared to Adjusted EBITDA of $319.0 million and Adjusted EBITDA margin of 11.2% the prior-year (see “Non-GAAP Measures” below).

•	Cash flows generated by operating activities of $82.3 million, compared to cash flows generated by operating activities of $269.1 million the prior-year.

•	Shipments of 2,023,363 tons, compared to 2,206,146 tons in the prior-year.

Michael Garcia, the Company’s Chief Executive Officer, commented, “The entire Algoma team executed extremely well during our calendar fourth quarter. Despite ongoing macroeconomic uncertainty and tariff-related issues driving prices below production costs for much of the industry, we’ve maintained unwavering focus on two critical priorities: safely operating our existing facilities and progressing our transformative EAF project. After years of planning and construction, I’m thrilled we are rapidly approaching the first arc in furnace one, with first steel production still expected in April.”

Mr. Garcia continued, “We reach this milestone amid turbulence in the North American market, as evolving tariffs on Canadian steel and aluminum imports add further uncertainty. However, we remain confident that the Canadian federal and provincial governments will respond swiftly and appropriately to support the industry. Given the deeply integrated North American supply chain, we believe rational dialogue will prevail between these close allies, restoring normal steel trade. While these tariffs pose a significant challenge, we expect that our transition to EAF steelmaking will strengthen our cost structure and enhance our ability to navigate market uncertainties over the long term.”

Mr. Garcia concluded, “First arc and first steel will represent extraordinary achievements for our company and community, accomplished despite one of the harshest winters we’ve experienced in years that included extreme cold and unprecedented snowfall. We are about to enter the transition phase of the project, with rising steel production from the EAF augmenting output from our traditional blast furnace operations on the way to processing all of our steel through the EAFs around the end of 2026. 2025 marks the beginning of a new chapter where Algoma begins its journey to become one of the greenest producers of steel in North America while creating lasting value for all stakeholders, and we couldn’t be more excited for what the future holds.”

Fourth Quarter Calendar 2024 Financial Results

Fourth quarter revenue totaled $590.3 million, compared to $615.4 million in the prior year quarter. As compared with the prior year quarter, steel revenue was $535.7 million, compared to $556.9 million, and revenue per ton of steel sold was $1,076, compared to $1,192.

Loss from operations was $124.8 million, compared to a loss of $36.9 million in the prior-year quarter. The year-over-year increase was primarily due to increased cost of sales, including higher consumption of purchased coke, increased shipments, and a legal settlement.

Net loss in the fourth quarter was $66.5 million, compared to a net loss of $84.8 million in the prior-year quarter. The improvement was driven primarily by an increase in foreign exchange gain, a change in fair value of warrant liability, a change in fair value of share-based compensation liability, income tax recovery, and change in fair value of earnout liability.

Adjusted EBITDA in the fourth quarter was a loss of $60.3 million, compared with a loss of $1.0 million for the prior-year quarter. This resulted in an Adjusted EBITDA margin of (10.2%). Average realized price of steel net of freight and non-steel revenue was $976 per ton, compared to $1,079 per ton in the prior-year quarter. Cost per ton of steel products sold was $1,032 compared to $1,027 in the prior-year quarter. Shipments for the fourth quarter increased by 6.3% to 548,802 tons, compared to 516,068 tons in the prior-year quarter. See “Non-GAAP Measures” below for an explanation of Adjusted EBITDA and a reconciliation of net (loss) income to Adjusted EBITDA.

Full Year Calendar 2024 Financial Results

Revenue for the calendar year 2024 totaled $2,461.7 million, compared to $2,852.6 million the prior year. Steel revenue for the calendar year 2024 was $2,240.2 million, compared to $2,586.4 million the prior year, and revenue per ton of steel sold for the calendar year 2024 was $1,217, compared to $1,293 the prior year.

Loss from operations in calendar 2024 was $217.8 million, compared to income of $185.9 million the prior year. The year-over-year increase was primarily due to reduced shipping volume and lower selling prices, as well as increased costs due to higher fuel costs related to our blast furnace.

Net loss for the calendar year 2024 was $139.0 million, compared to net income of $56.8 million the prior year. In addition to the factors described for operating loss, there was an increase in finance costs, partially offset by an increase in income tax recovery, foreign exchange gain, change in fair value of warrant liability, insurance proceeds, change in fair value of share-based compensation liability, and change in fair value of earnout liability.

Adjusted EBITDA in the calendar year 2024 was $22.3 million, compared with $319.0 million the prior year. This resulted in an Adjusted EBITDA margin of 0.9%. The average realized price of steel net of freight and non-steel revenue was $1,107 per ton for calendar year 2024, compared to $1,172 per ton in the prior year. Cost per ton of steel products sold in calendar 2024 was $1,054, compared to $982 in the prior year. Shipments for calendar year 2024 decreased by 8.3% to 2,023,363 tons, compared to 2,206,146 tons the prior year. See “Non-GAAP Measures” below for an explanation of Adjusted EBITDA and a reconciliation of net (loss) income to Adjusted EBITDA.

Electric Arc Furnace

In November 2021, the Company’s Board of Directors (the “Board”) authorized the Company to construct two new state of the art electric arc furnaces (“EAF”) to replace its existing blast furnace and basic oxygen steelmaking operations. The EAF project reached a major milestone in the quarter with the commencement of cold commissioning activities, which are accelerating. Record days of snowfall in late November and early December at the site briefly impacted project work, but the team has been working hard on mitigating these impacts, and as a result the Company now expects first steel production in April 2025.

The Company has now contracted substantially all remaining expected project costs. As of December 31, 2024, the cumulative investment was $740.2 million including $67.8 million during the calendar fourth quarter. Contracted commitments now total approximately $880 million and as the project moves closer to completion the Company anticipates completing the remaining contracts, including those structured as time and material agreements, within 5% of the upper end of the previously announced budget range. The Company also continues to expect the completion of the EAF project will be funded with cash-on-hand, cash generated through operations, and available borrowings under the Company’s existing undrawn credit facility.

Following the transformation to EAF steelmaking, Algoma’s facility is anticipated to have an annual raw steel production capacity of approximately 3.7 million tons, matching its downstream finishing capacity, which is expected to reduce the Company’s annual carbon emissions by approximately 70%.

Potential Tariff Impact

On February 1, 2025, President Trump issued three Executive Orders implementing tariff actions pursuant to the International Emergency Economic Powers Act against imported products of Canada (25% on all products except energy products at 10%), Mexico (25%) and China (10%), beginning March 4, 2025. On March 6, 2025 President Trump announced a delay for tariffs on United States-Mexico-Canada Agreement (“USMCA”) compliant goods for Canada and Mexico until April 2, 2025. President Trump also directed the U.S. Trade Representative to review the new USMCA trade agreement, and the United States has launched analyses of additional sectoral tariffs (e.g., steel, aluminum, semiconductors, copper, oil & gas, and pharmaceuticals). On March 12, 2025, President Trump, by Executive Order, imposed 25% ad valorem tariffs for steel articles, aluminum articles, and steel and aluminum derivatives (i.e., “downstream” articles), without exclusions, pursuant to Section 232 of the Trade Expansion Act of 1962, and President Trump has stated that he may increase such tariffs in excess of 25% and that any other imposed or threatened tariffs could also increase. The Company is currently assessing the impact of these tariffs and tariff threats. The tariffs are expected to have a material and adverse impact on the Company’s financial position, results of operations and liquidity; however, an estimate of the financial impact cannot be made at this time.

Liquidity

At quarter end, the Company had cash of $266.9 million and unused availability under its Revolving Credit Facility of $361.8 million.

Quarterly Dividend

The Board has declared a regular quarterly dividend in the amount of US$0.05 on each common share outstanding, payable on April 10, 2025 to holders of record of common shares of the Corporation as of the close of business on March 21, 2025. This dividend is designated as an “eligible dividend” for Canadian income tax purposes.

Conference Call and Webcast Details

A webcast and conference call will be held on Thursday, March 13, 2025 at 11:00 a.m. EDT to review the

Company’s results for the three and nine month periods ended December 31, 2024, discuss recent events, and conduct a question-and-answer session.

The live webcast and archived replay of the conference call can be accessed on the Investors section of the Company’s website at www.algoma.com. For those unable to access the webcast, the conference call will be accessible domestically or internationally by dialing 877-425-9470 or 201-389-0878, respectively. Upon dialing in, please request to join the Algoma Steel Earnings Call. To access the replay of the call, dial 844-512-2921 (domestic) or 412-317-6671 (international) with passcode 13751799.

Consolidated Financial Statements and Management’s Discussion and Analysis

The Company’s audited consolidated financial statements for the nine month period ended December 31, 2024 and year ended March 31, 2024, and Management’s Discussion & Analysis thereon are available as part of the Company’s Annual Report on Form 40-F under the Company’s profile on the U.S. Securities and Exchange Commission’s (“SEC”) EDGAR website at www.sec.gov and under the Company’s profile on SEDAR+ at www.sedarplus.com. These documents, along with the Company’s Annual Information Form, are also available on the Company’s website, www.algoma.com, and shareholders may receive hard copies of such documents free of charge upon request by contacting IR@algoma.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding imposed and threatened tariffs, including the impact, timing and resolution thereof, trends in the pricing of steel, Algoma’s expectation to continue to pay a quarterly dividend, Algoma’s transition to EAF steelmaking, including the progress, costs and timing of completion of the Company’s EAF project, expected timing for first EAF steel production and for a complete transition to EAF steelmaking, the Company’s expected annual raw steel production capacity and reduction in carbon emissions following completion of the EAF project, Algoma’s future as a leading producer of green steel, the potential impacts of inflationary pressures, labor availability, global supply chain disruptions on costs, Algoma’s modernization of its plate mill facilities (including annual plate capacity going forward), transformation journey, ability to deliver greater and long-term value, ability to offer North America a secure steel supply and a sustainable future, and investment in its people, and processes, and statements regarding the intended use of proceeds from the Company’s credit facilities and from the Notes, and the Company’s strategy, plans or future financial or operating performance. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “hope,” “strategy,” “future,” “opportunity,” “plan,” “design,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information” in Algoma’s Annual Information Form, filed by Algoma with applicable Canadian securities regulatory authorities (available under the company’s SEDAR+ profile at www.sedarplus.com) and with the SEC, as part of Algoma’s Annual Report on Form 40-F (available at www.sec.gov), as well as in Algoma’s current reports with the Canadian securities regulatory authorities and SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Non-GAAP Financial Measures

To supplement our financial statements, which are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”), we use certain non-GAAP measures to evaluate the performance of Algoma. These terms do not have any standardized meaning prescribed within IFRS Accounting Standards and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS Accounting Standards measures by providing a further understanding of our financial performance from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS Accounting Standards.

Adjusted EBITDA, as we define it, refers to net income (loss) before amortization of property, plant, equipment and amortization of intangible assets, finance costs, interest on pension and other post-employment benefit obligations, income taxes, foreign exchange loss (gain), finance income, carbon tax, changes in fair value of warrant, earnout and share-based compensation liabilities, share-based compensation related to the Company’s Omnibus Long Term Incentive Plan, certain inventory adjustments and legal settlement. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenue for the corresponding period. Adjusted EBITDA is not intended to represent cash flow from operations, as defined by IFRS Accounting Standards, and should not be considered as alternatives to net profit (loss) from operations, or any other measure of performance prescribed by IFRS Accounting Standards. Adjusted EBITDA, as we define and use it, may not be comparable to Adjusted EBITDA as defined and used by other companies. We consider Adjusted EBITDA to be a meaningful measure to assess our operating performance in addition to IFRS Accounting Standards. It is included because we believe it can be useful in measuring our operating performance and our ability to expand our business and provide management and investors with additional information for comparison of our operating results across different time periods and to the operating results of other companies. Adjusted EBITDA is also used by analysts and our lenders as a measure of our financial performance. In addition, we consider Adjusted EBITDA margin to be a useful measure of our operating performance and profitability across different time periods that enhance the comparability of our results. However, these measures have limitations as analytical tools and should not be considered in isolation from, or as alternatives to, net income, cash flow from operations or other data prepared in accordance with IFRS Accounting Standards. Because of these limitations, such measures should not be considered as measures of discretionary cash available to invest in business growth or to reduce indebtedness. We compensate for these limitations by relying primarily on our IFRS Accounting Standards results using such measures only as supplements to such results. See the financial tables below for a reconciliation of net income (loss) to Adjusted EBITDA.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. Driven by a purpose to build better lives and a greener future, Algoma is positioned to deliver responsive, customer-driven product solutions to applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in North America and is the only producer of discrete plate products in Canada. Its state-of-the-art Direct Strip Production Complex (“DSPC”) is one of the lowest-cost producers of hot rolled sheet steel (HRC) in North America.

Algoma is on a transformation journey, modernizing its plate mill and adopting electric arc technology that builds on the strong principles of recycling and environmental stewardship to significantly lower carbon emissions. Today Algoma is investing in its people and processes, working safely, as a team to become one of North America’s leading producers of green steel.

As a founding industry in their community, Algoma is drawing on the best of its rich steelmaking tradition to deliver greater value, offering North America the comfort of a secure steel supply and a sustainable future as your partner in steel.

Algoma Steel Group Inc.

Consolidated Statements of Financial Position

As at,	December 31, 2024	March 31, 2024
expressed in millions of Canadian dollars
Assets
Current
Cash	$266.9	$97.9
Restricted cash	0.1	3.9
Taxes receivable	84.3	20.0
Accounts receivable, net	227.6	246.7
Inventories, net	879.2	807.8
Prepaid expenses and deposits	42.8	80.5
Other assets	5.5	5.7

Total current assets	$1,506.4	$1,262.5

Non-current
Property, plant and equipment, net	$1,662.7	$1,405.2
Intangible assets, net	0.5	0.7
Other assets	16.6	7.6

Total non-current assets	$1,679.8	$1,413.5

Total assets	$3,186.2	$2,676.0

Liabilities and Shareholders’ Equity
Current
Bank indebtedness	$0.4	$0.3
Accounts payable and accrued liabilities	319.1	286.8
Taxes payable and accrued taxes	41.6	30.1
Current portion of other long-term liabilities	3.2	1.4
Current portion of governmental loans	25.0	16.2
Current portion of environmental liabilities	4.2	3.1
Warrant liability	52.2	44.9
Earnout liability	10.1	13.8
Share-based payment compensation liability	34.5	31.9

Total current liabilities	$490.3	$428.5

Non-current
Senior secured lien notes	$498.4	$0.0
Long-term governmental loans	133.6	127.4
Accrued pension liability	178.3	238.0
Accrued other post-employment benefit obligation	206.2	229.5
Other long-term liabilities	26.7	17.0
Environmental liabilities	33.3	35.2
Deferred income tax liabilities	110.9	98.0

Total non-current liabilities	$1,187.4	$745.1

Total liabilities	$1,677.7	$1,173.6

Shareholders’ equity
Capital stock	$974.8	$963.9
Accumulated other comprehensive income	439.6	267.1
Retained earnings	102.0	288.4
Contributed deficit	(7.9)	(17.0)

Total shareholders’ equity	$1,508.5	$1,502.4

Total liabilities and shareholders’ equity	$3,186.2	$2,676.0

Algoma Steel Group Inc.

Consolidated Statements of Net (Loss) Income

	Three months ended December 31,		Nine months ended December 31,	Year ended March 31,
	2024	2023	2024	2024
expressed in millions of Canadian dollars, except for per share amounts
Revenue	$590.3	$615.4	$1,841.1	$2,795.8

Operating expenses
Cost of sales	$677.4	$623.8	$1,958.4	$2,513.5
Administrative and selling expenses	37.7	28.5	103.6	115.0

(Loss) income from operations	($124.8)	($36.9)	($220.9)	$167.3

Other (income) and expenses
Finance income	($5.4)	($2.4)	($17.8)	($10.0)
Finance costs	19.9	5.4	55.5	25.6
Interest on pension and other post-employment benefit obligations	5.4	4.8	16.1	19.3
Foreign exchange loss (gain)	(43.3)	14.7	(40.5)	(1.7)
Other income	(0.6)	—	(32.7)	—
Change in fair value of warrant liability	(7.7)	20.4	4.0	(12.1)
Change in fair value of earnout liability	(0.5)	6.2	2.4	0.1
Change in fair value of share-based compensation liability	(1.4)	11.3	5.3	1.2

	($33.6)	$60.4	($7.7)	$22.4

(Loss) income before income taxes	($91.2)	($97.3)	($213.2)	$144.9
Income tax (recovery) expense	(24.7)	(12.5)	(46.2)	39.7

Net (loss) income	($66.5)	($84.8)	($167.0)	$105.2

Net (loss) income per common share
Basic	($0.61)	($0.78)	($1.54)	$0.97
Diluted	($0.61)	($0.78)	($1.54)	$0.70

Algoma Steel Group Inc.

Consolidated Statements of Cash Flows

	Three months ended December 31,		Nine months ended December 31,	Year ended March 31,
	2024	2023	2024	2024
expressed in millions of Canadian dollars
Operating activities
Net (loss) income	($66.5)	($84.8)	($167.0)	$105.2
Items not affecting cash:
Depreciation of property, plant and equipment and intangible assets	33.9	31.6	103.4	115.0
Deferred income tax expense	3.1	17.3	6.5	1.2
Pension funding in excess of expense	(3.5)	(0.5)	(8.2)	(0.8)
Post-employment benefit funding in excess of expense	(2.0)	(2.0)	(6.0)	(7.5)
Unrealized foreign exchange (gain) loss on:
accrued pension liability	(13.5)	5.0	(12.9)	(0.9)
post-employment benefit obligations	(14.8)	5.1	(14.0)	(0.7)
Finance costs	19.9	5.5	55.5	25.6
Loss on disposal of property, plant and equipment	0.6	—	1.7	0.5
Interest on pension and other post-employment benefit obligations	5.4	4.8	16.1	19.3
Other income	(0.6)	—	(32.7)	—
Accretion of governmental loans and environmental liabilities	2.3	4.0	12.3	19.2
Unrealized foreign exchange (gain) loss on government loan facilities	(10.1)	3.2	(9.3)	(0.7)
(Decrease) increase in fair value of warrant liability	(7.7)	20.4	4.0	(12.1)
(Decrease) increase in fair value of earnout liability	(0.5)	6.2	2.4	0.1
(Decrease) increase in fair value of share-based compensation liability	(1.4)	11.3	5.3	1.2
Other	4.8	2.0	14.7	4.7

	($50.6)	$29.1	($28.2)	$269.3
Net change in non-cash operating working capital	(22.0)	(72.5)	(5.9)	33.1
Share-based payment compensation and earnout units settled	(2.1)	(2.5)	(2.1)	(2.5)
Environmental liabilities paid	(2.2)	(1.5)	(2.7)	(5.0)

Cash (used in) generated by operating activities	($76.9)	($47.4)	($38.9)	$294.9

Investing activities
Acquisition of property, plant and equipment	($112.4)	($96.5)	($300.1)	($490.1)
Insurance proceeds for property damage	—	—	27.9	—

Cash used in investing activities	($112.4)	($96.5)	($272.2)	($490.1)

Financing activities
Bank indebtedness repaid, net	$0.1	$5.1	$0.1	($1.7)
Transaction costs on bank indebtedness	—	—	—	(1.7)
Restricted cash	—	—	3.8	—
Senior secured lien notes issued, net of underwriter fees	—	—	472.6	—
Transaction costs on senior secured lien notes	—	—	(4.1)	—
Governmental loans received	16.2	17.0	43.6	74.8
Repayment of governmental loans	(3.7)	(2.5)	(8.7)	(10.0)
Interest paid	(23.6)	—	(23.7)	(0.3)
Dividends paid	(7.3)	(6.9)	(21.5)	(27.9)
Other	1.3	11.9	1.7	11.2

Cash (used in) generated by financing activities	($17.0)	$24.6	$463.8	$44.4

Effect of exchange rate changes on cash	$21.2	$0.4	$16.3	$1.3
Cash
(Decrease) increase in cash	(185.1)	(118.9)	169.0	(149.5)
Opening balance	452.0	213.6	97.9	247.4

Ending balance	$266.9	$94.7	$266.9	$97.9

Algoma Steel Group Inc.

Reconciliation of Net (Loss) Income to Adjusted EBITDA

	Three months ended December 31,		Nine months ended December 31,	Year ended March 31,
millions of dollars	2024	2023	2024	2024
Net (loss) income	($66.5)	($84.8)	($167.0)	$105.2
Depreciation of property, plant and equipment and amortization of intangible assets	33.9	31.6	103.4	115.0
Finance costs	19.9	5.4	55.5	25.6
Interest on pension and other post-employment benefit obligations	5.4	4.8	16.1	19.3
Income taxes	(24.7)	(12.5)	(46.2)	39.7
Foreign exchange (gain) loss	(43.3)	14.7	(40.5)	(1.7)
Finance income	(5.4)	(2.4)	(17.8)	(10.0)
Inventory adjustments (depreciation on property, plant and equipment in inventory)	4.3	(1.3)	9.0	(0.5)
Carbon tax	9.0	3.5	31.0	24.6
Increase (decrease) in fair value of warrant liability	(7.7)	20.4	4.0	(12.1)
Increase (decrease) in fair value of earnout liability	(0.5)	6.2	2.4	0.1
Increase (decrease) in fair value of share-based payment compensation liability	(1.4)	11.3	5.3	1.2
Increase in fair value of derivative asset	(0.6)	—	(0.6)	—
Share-based compensation	3.6	2.1	12.6	6.3
Legal settlement	13.7	—	13.7	—

Adjusted EBITDA (i)	($60.3)	($1.0)	($19.1)	$312.7

Net (loss) income Margin	(11.3%)	(13.8%)	(9.1%)	3.8%

Net (loss) income / ton	($121.2)	($164.3)	($106.2)	$50.4

Adjusted EBITDA Margin (ii)	(10.2%)	(0.2%)	(1.0%)	11.2%

Adjusted EBITDA / ton	($109.9)	($1.9)	($12.1)	$149.9

(i)	See “Non-GAAP Financial Measures” in this Press Release for information regarding the limitations of using Adjusted EBITDA.
(ii)	Adjusted EBITDA Margin is Adjusted EBITDA as a percentage of revenue.

For more information, please contact:

Michael Moraca

Vice President – Corporate Development & Treasurer

Algoma Steel Group Inc.

Phone: 705.945.3300

E-mail: IR@algoma.com